Filed Pursuant to Rule 424(b)(3)

Registration No. 333-252212

ARES REAL ESTATE INCOME TRUST INC.

SUPPLEMENT NO. 9 DATED JANUARY 13, 2023

TO THE PROSPECTUS DATED MAY 3, 2022

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Ares Real Estate Income Trust Inc., dated May 3, 2022 as supplemented by Supplement No. 1 dated May 13, 2022, Supplement No. 2 dated June 15, 2022, Supplement No. 3 dated July 15, 2022, Supplement No. 4 dated August 15, 2022, Supplement No. 5 dated September 15, 2022, Supplement No. 6 dated October 14, 2022, Supplement No. 7 dated November 15, 2022, and Supplement No. 8 dated December 15, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price for each class of our common stock as of February 1, 2023;
●	the calculation of our December 31, 2022 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	an update on our assets and performance;
●	updated information with respect to our real properties;
●	an update to directors and executive officers;
●	updated share redemption program information; and
●	updated experts information.

●             FEBRUARY 1, 2023 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of February 1, 2023 (and redemptions as of January 31, 2023) is as follows:

Share Class	Transaction Price (per share)
Class T	$8.8235
Class S	8.8235
Class D	8.8235
Class I	8.8235
Class E	8.8235

The transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2022. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●             DECEMBER 31, 2022 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at areswmsresources.com/investment-solutions/AREIT and is also available on our toll-free, automated telephone line at (888) 310-9352. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., a third-party valuation firm, to serve as our independent valuation advisor (“Altus Group” or the “Independent Valuation Advisor”) with respect to helping us administer the valuation and review process for the real properties in our portfolio, providing monthly real property appraisals, reviewing annual third-party real property appraisals, providing monthly valuations of our debt-related assets

(excluding DST Program Loans), reviewing the internal valuations of DST Program Loans and debt-related liabilities performed by Ares Commercial Real Estate Management LLC (our “Advisor”), providing quarterly valuations of our properties subject to master lease obligations associated with the DST Program, and assisting in the development and review of our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”), which may be or were held directly or indirectly by the Advisor, our former sponsor Black Creek Diversified Property Advisors Group LLC, members or affiliates of the former sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of December 31, 2022 and November 30, 2022:

	As of
(in thousands)	December 31, 2022	November 30, 2022
Investments in office properties	$610,850	$616,800
Investments in retail properties	740,400	739,000
Investments in residential properties	1,685,000	1,693,700
Investments in industrial properties	1,603,500	1,594,550
Total investment in real estate properties	4,639,750	4,644,050
Investments in unconsolidated joint venture partnerships	141,272	121,206
Debt-related investments	260,841	260,096
Investments in real estate-related securities	14,896	14,893
DST Program Loans	79,049	89,109
Total investments	5,135,808	5,129,354
Cash and cash equivalents	13,336	15,179
Restricted cash	3,850	5,400
Other assets	44,269	46,674
Line of credit, term loans and mortgage notes	(1,631,324)	(1,648,513)
Financing obligations associated with our DST Program	(1,141,866)	(1,235,766)
Other liabilities	(72,966)	(71,469)
Accrued performance participation allocation	(23,747)	(23,678)
Accrued advisory fees	(3,157)	(3,135)
Noncontrolling interests in consolidated joint venture partnerships	(1,582)	(1,598)
Aggregate Fund NAV	$2,322,621	$2,212,448
Total Fund Interests outstanding	263,232	249,544

The following table sets forth the NAV per Fund Interest as of December 31, 2022 and November 30, 2022:

		Class T	Class S	Class D	Class I	Class E
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	Shares	Shares	OP Units
As of December 31, 2022
Monthly NAV	$2,322,621	$237,211	$434,438	$69,450	$610,076	$467,415	$504,031
Fund Interests outstanding	263,232	26,884	49,237	7,871	69,142	52,974	57,124
NAV Per Fund Interest	$8.8235	$8.8235	$8.8235	$8.8235	$8.8235	$8.8235	$8.8235
As of November 30, 2022
Monthly NAV	$2,212,448	$234,068	$433,613	$70,163	$609,742	$472,549	$392,313
Fund Interests outstanding	249,544	26,401	48,908	7,914	68,773	53,299	44,249
NAV Per Fund Interest	$8.8660	$8.8660	$8.8660	$8.8660	$8.8660	$8.8660	$8.8660

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for our Fund Interests. As of December 31, 2022, we estimated approximately $60.9 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program and our ability to modify or suspend our share redemption program at any time. Our NAV generally does not reflect the potential impact of exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of December 31, 2022, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties, were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Residential	Industrial	Weighted-Average Basis
Exit capitalization rate	6.18%	6.21%	4.79%	4.96%	5.25%
Discount rate / internal rate of return	6.93%	6.89%	6.07%	6.15%	6.34%
Average holding period (years)	9.6	10.0	10.0	10.1	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

Input	Hypothetical Change	Office	Retail	Residential	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	3.02%	2.50%	3.66%	3.79%	3.44%
	0.25% increase	(2.79)%	(2.31)%	(3.29)%	(3.43)%	(3.12)%
Discount rate (weighted-average)	0.25% decrease	2.08%	1.91%	2.02%	2.10%	2.04%
	0.25% increase	(2.03)%	(1.86)%	(1.97)%	(2.05)%	(1.99)%

From September 30, 2017 through November 30, 2019, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for December 31, 2019, our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. Notwithstanding, if we acquire an investment and assume associated in-place debt from the seller that is above or below market, then consistent with how we recognize assumed debt for GAAP purposes when acquiring an asset with pre-existing debt in place, the liabilities used in the determination of our NAV will include the market value of such debt based on market value as of the closing date. The associated premium or discount on such debt as of closing that is reflected in our liabilities will then be amortized through loan maturity. Per our valuation policy, the corresponding investment is valued on an unlevered basis for purposes of determining NAV. Accordingly, all else equal, we would not recognize an immediate gain or loss to our NAV upon acquisition of an investment whereby we assume associated pre-existing debt that is above or below market. As of December 31, 2022, we classified all of our debt as intended to be held to maturity, and our liabilities included mark-to-market adjustments for pre-existing debt that we assumed upon acquisition.

●             STATUS OF THIS OFFERING

As of January 1, 2023, we had raised gross proceeds of approximately $192.9 million from the sale of approximately 21.5 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $16.4 million. As of January 1, 2023, approximately $9.81 billion in shares remained available for sale pursuant to this offering, including approximately $1.48 billion in shares available for sale through our distribution reinvestment plan. In light of the public reports regarding the redemption limits of other NAV REITs, the Company previously announced that we fully satisfied all stockholder redemption requests throughout the fourth quarter of 2022 in the ordinary course and we continued to experience positive net inflows in all three months during this time period from our capital raising efforts.

●             UPDATE ON OUR ASSETS AND PERFORMANCE

As of December 31, 2022, our consolidated investments include 90 real estate properties totaling approximately 18.5 million square feet located in 33 markets throughout the U.S., which were 95.9% leased. During 2022, our residential rent increases on new lease trade outs and renewals averaged 13.1% and 11.6%, respectively.

As of December 31, 2022, our leverage ratio was 31.8% (calculated as outstanding principal balance of our borrowings less cash and cash equivalents, divided by the fair value of our real property, net investments in unconsolidated joint venture partnerships, investments in real estate-related securities and debt-related investments not associated with the DST Program, as determined in accordance with our valuation procedures).

During the three months ended December 31, 2022, we raised gross proceeds of approximately $160.7 million, including proceeds from our distribution reinvestment plan and the sale of DST Interests. The aggregate dollar amount of common stock and OP Unit redemption requests for October, November and December, which were redeemed in full on November 1, 2022, December 1, 2022 and January 1, 2023, respectively, was $35.8 million. During December, we issued 13.0 million OP Units in exchange for DST Interests for a net investment of $115.7 million.

The following table sets forth the top ten geographic allocations of our real estate portfolio based on fair value as of December 31, 2022:

($ in thousands)	Number of Properties	Fair Value of Real Properties	% of Fair Value
Central Florida	9	$702,400	15.1%
Dallas, TX	5	400,750	8.6
South Florida	5	394,900	8.5
D.C. / Baltimore	5	332,000	7.2
Metro New York	3	315,700	6.8
Atlanta, GA	3	282,200	6.1
Greater Boston	10	266,200	5.7
Pennsylvania	5	240,350	5.2
San Antonio, TX	5	208,000	4.5
Bay Area, CA	3	186,600	4.0
Other	37	1,310,650	28.3
Total real properties	90	$4,639,750	100.0%

The following table sets forth the total shareholder returns for the periods ended December 31, 2022:

	Trailing One-Month (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)
Class T Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(3.57)%	7.95%	7.08%
Class T Share Total Return (without upfront selling commissions and dealer manager fees) (3)	(0.20)	11.73	7.21
Class S Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(3.57)	7.95	7.08
Class S Share Total Return (without upfront selling commissions and dealer manager fees) (3)	(0.20)	11.73	7.21
Class D Share Total Return (3)	(0.15)	12.40	7.50
Class I Share Total Return (3)	(0.13)	12.68	7.89
Class E Share Total Return (3)	(0.13)	12.68	7.94

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and is a compound rate of return that assumes reinvestment of all distributions for the respective time period, and excludes upfront selling commissions and dealer manager fees paid by investors, except for returns noted “with upfront selling commissions and dealer manager fees” (“Total Return”). Past performance is not a guarantee of future results. Current performance may be higher or lower than the performance data quoted.
(2)	NAV inception was September 30, 2012, which is when we first sold shares of our common stock after converting to an NAV-based REIT on July 12, 2012. Investors in our fixed price offerings prior to NAV inception on September 30, 2012 are likely to have a lower return.
(3)	The Total Returns presented are based on actual NAVs at which shareholders transacted, calculated pursuant to our valuation procedures. From NAV inception to November 30, 2019, these NAVs reflected mark-to-market adjustments on our borrowing-related interest rate hedge positions; and from September 1, 2017 to November 30, 2019, these NAVs also reflected mark-to-market adjustments on our borrowing-related debt instruments. Prior to September 1, 2017, our valuation policies dictated marking borrowing-related debt instruments to par except in certain circumstances; therefore, we did not formally track mark-to-market adjustments on our borrowing-related debt instruments during such time.

●             REAL PROPERTIES

As of December 31, 2022, our consolidated real property portfolio consisted of 90 properties, totaling approximately 18.5 million square feet located in 33 markets throughout the U.S. We also owned 156 properties through our unconsolidated joint venture partnerships as of December 31, 2022. Unless otherwise noted, these properties are excluded from the presentation of our portfolio data herein.

As used herein, the term “commercial” refers to our office, retail and industrial properties or customers, as applicable.

Portfolio Overview. We currently operate in four reportable segments: office, retail, residential and industrial. The following table summarizes our real property portfolio by segment as of December 31, 2022:

					Average
				% of Total	Effective Annual			% of
($ and square feet in thousands,	Number of	Number of	Rentable	Rentable	Base Rent per	%	Aggregate	Aggregate
except for per square foot data)	Markets (1)	Real Properties	Square Feet	Square Feet	Square Foot (2)	Leased	Fair Value	Fair Value
Office properties	7	8	1,576	8.5%	$34.94	75.6%	$610,850	13.2%
Retail properties	8	18	2,422	13.1	19.88	95.3	740,400	16.0
Residential properties	8	14	4,205	22.7	27.11	94.4	1,685,000	36.3
Industrial properties	28	50	10,314	55.7	5.90	99.7	1,603,500	34.5
Total real property portfolio	33	90	18,517	100.0%	$14.41	95.9%	$4,639,750	100.0%

(1)	Reflects the number of unique markets by segment and in total. As such, the total number of markets does not equal the sum of the number of markets by segment as certain segments are located in the same market.
(2)	Amount calculated as total annualized base rent, which includes the impact of any contractual tenant concessions (cash basis) per the terms of the lease, divided by total lease square footage as of December 31, 2022.

Market Diversification. The following table summarizes certain operating metrics of our real property portfolio by market and by segment as of December 31, 2022:

($ and square feet in thousands)	Number of Properties	Investment in Real Estate Properties	% of Gross Investment Amount	Rentable Square Feet	% of Total Rentable Square Feet	% Leased (1)
Office properties:
Austin, TX	1	$80,241	1.9%	274	1.5%	95.6%
Dallas, TX	1	44,708	1.1	166	0.9	92.8
D.C. / Baltimore	1	78,943	1.9	131	0.7	48.9
Metro New York	1	258,953	6.3	601	3.2	78.7
Minneapolis / St. Paul, MN	1	30,665	0.7	107	0.6	100.0
New Jersey	2	46,524	1.1	123	0.7	100.0
Pennsylvania	1	52,167	1.2	174	0.9	4.0
Total office properties	8	592,201	14.2	1,576	8.5	75.6
Retail properties:
Atlanta, GA	1	56,214	1.3	328	1.8	95.9
Birmingham, AL	1	44,275	1.1	193	1.0	91.3
D.C. / Baltimore	1	67,356	1.6	233	1.3	100.0
Greater Boston	10	268,596	6.4	1,010	5.5	94.4
New Jersey	1	65,960	1.6	226	1.2	93.2
Raleigh, NC	1	44,540	1.1	125	0.7	100.0
South Florida	2	108,818	2.6	206	1.1	95.8
Tulsa, OK	1	35,996	0.9	101	0.5	97.0
Total retail properties	18	691,755	16.6	2,422	13.1	95.3
Residential properties:
Atlanta, GA	1	117,646	2.8	356	1.9	94.5
Central Florida	3	435,692	10.5	958	5.2	92.1
Dallas, TX	3	298,962	7.2	878	4.7	94.5
D.C. / Baltimore	1	96,477	2.3	300	1.6	94.7
Philadelphia, PA	1	92,920	2.2	235	1.3	94.8
San Antonio, TX	2	150,505	3.6	592	3.2	93.9
South Florida	2	240,141	5.7	682	3.7	96.1
Tucson, AZ	1	128,735	3.1	204	1.1	99.7
Total residential properties (4,562 units)	14	1,561,078	37.4	4,205	22.7	94.4
Industrial properties:
Atlanta, GA	1	64,704	1.5	798	4.3	100.0
Bay Area, CA	3	167,582	4.2	614	3.3	98.6
Birmingham, AL	1	4,323	0.1	104	0.6	100.0
Central Florida	6	239,348	5.7	1,414	7.7	100.0
Charlotte, NC	1	22,036	0.5	208	1.1	100.0
Chicago, IL	1	9,479	0.2	110	0.6	100.0
Cincinnati, OH	1	18,786	0.4	218	1.2	100.0
Dallas, TX	1	19,669	0.5	230	1.2	100.0
D.C. / Baltimore	2	17,216	0.4	75	0.4	100.0
Denver, CO	2	58,601	1.4	410	2.2	100.0
Grand Rapids, MI	1	6,522	0.2	189	1.0	100.0
Houston, TX	3	78,912	1.9	690	3.7	97.6
Indianapolis, IN	3	81,234	1.9	966	5.2	100.0
Las Vegas, NV	2	33,488	0.8	276	1.5	97.1
Louisville, KY	1	19,299	0.5	235	1.3	100.0
Metro New York	2	28,737	0.7	202	1.1	100.0
Minneapolis / St. Paul, MN	1	5,514	0.1	157	0.8	100.0
New Jersey	3	41,608	1.0	289	1.6	100.0
Oklahoma City, OK	1	6,519	0.2	137	0.7	100.0
Pennsylvania	3	93,902	2.2	564	3.0	100.0
Phoenix, AZ	2	46,240	1.1	240	1.3	100.0
Portland, OR	1	15,282	0.4	123	0.7	100.0
Reno, NV	1	68,836	1.6	723	3.9	100.0
Salt Lake City, UT	1	64,187	1.5	438	2.4	100.0
San Antonio, TX	3	47,805	1.1	569	3.1	100.0
San Diego, CA	1	26,442	0.6	136	0.7	100.0
South Florida	1	35,002	0.8	105	0.6	100.0
Southern California	1	12,022	0.3	94	0.5	100.0
Total industrial properties	50	1,333,295	31.8	10,314	55.7	99.7
Total real property portfolio	90	$4,178,329	100.0%	18,517	100.0%	95.9%

(1)	Percentage leased is based on executed leases as of December 31, 2022.

Lease Terms. Commercial lease terms typically range from one to 10 years, and often include renewal options. Most of our commercial leases include fixed rental increases or Consumer Price Index-based rental increases and are not based on the income or profits of any person. The majority of our residential leases expire within 12 months.

Lease Expirations. As of December 31, 2022, the weighted-average remaining term of our total leased commercial portfolio was approximately 4.9 years based on annualized base rent and 4.3 years based on leased square footage, excluding renewal options. The following table summarizes the lease expirations at our commercial properties for leases in place as of December 31, 2022, without giving effect to the exercise of renewal options or termination rights, if any. The table excludes our residential properties as substantially all leases at such properties expire within 12 months.

($ and square feet in thousands)	Number of Commercial Leases	Annualized Base Rent (1)	% of Total Annualized Base Rent (1)	Leased Square Feet	% of Total Leased Square Feet
2023	71	$17,817	12.0%	1,159	8.4%
2024	69	16,321	11.0	2,652	19.2
2025	58	18,736	12.6	1,407	10.2
2026	68	18,597	12.6	2,212	16.1
2027	64	18,998	12.8	2,201	16.0
2028	46	8,991	6.1	596	4.3
2029	24	9,267	6.3	1,120	8.1
2030	24	9,703	6.5	580	4.2
2031	20	5,373	3.6	631	4.6
2032	17	10,226	6.9	641	4.7
Thereafter	35	14,113	9.6	580	4.2
Total leased	496	$148,142	100.0%	13,779	100.0%

(1)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2022, multiplied by 12.

Customer Diversification. We believe that the customer base that occupies our real property portfolio is generally stable and well-diversified. As of December 31, 2022, there were no customers that represented more than 10.0% of total annualized base rent or more than 10.0% of total leased square feet. The following table reflects our 10 largest customers, based on annualized base rent, as of December 31, 2022:

($ and square feet in thousands)	Number of Locations (1)	Annualized Base Rent (2)	% of Total Annualized Base Rent (2)	Leased Square Feet	% of Total Leased Square Feet
Stop & Shop	7	$7,909	3.1%	449	2.5%
S.P. Richards Company	12	5,249	2.1	1,772	10.0
Amazon.com / Whole Foods	5	5,245	2.1	604	3.4
Mizuho Bank Ltd.	1	4,385	1.7	110	0.6
FedEx	2	3,983	1.6	999	5.6
Home Depot	1	2,964	1.2	102	0.6
Northrop Grumman	1	2,735	1.1	107	0.6
Deloitte LLP	1	2,630	1.0	62	0.3
Apple, Inc.	1	2,598	1.0	94	0.5
Best Buy Stores	2	2,376	0.9	153	0.9
Total	33	$40,074	15.8%	4,452	25.0%

(1)	Reflects the number of properties for which the customer has at least one lease in-place.
(2)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2022, multiplied by 12.

The majority of our customers do not have a public corporate credit rating. We evaluate creditworthiness and financial strength of prospective commercial customers based on financial, operating and business plan information that such prospective customers provide to us, as well as other market, industry and economic information that is generally publicly available. As a result of this assessment, we may require that the customers enhance their credit by providing us with security deposits, letters of credit from established financial institutions, or personal or corporate guarantees. Customer creditworthiness often influences the amount of upfront tenant improvements, lease incentives, concessions or other leasing costs. We evaluate creditworthiness of our residential customers based on standard market practice, which includes credit checks.

Industry Diversification. We intend to maintain a well-diversified mix of customers to limit our exposure to any single customer or industry. Our diversified investment strategy inherently provides for customer diversity, and we continue to monitor our exposure relative to our larger customer industry sectors. The following table reflects the 10 largest industry concentrations within our portfolio, based on annualized base rent, as of December 31, 2022 and assumes that our residential investments are not concentrated within any specific industry:

($ and square feet in thousands)	Number of Leases	Annualized Base Rent (1)	% of Total Annualized Base Rent	Leased Square Feet	% of Total Leased Square Feet
Supermarket	18	$13,922	5.4%	843	4.7%
Financial	24	13,819	5.4	335	1.9
Storage / Warehousing	22	12,245	4.8	3,034	17.1
Food & Beverage	79	10,633	4.2	494	2.8
Professional Services	33	7,150	2.8	192	1.1
Transportation / Logistics	13	6,917	2.7	978	5.5
Apparel / Clothing	20	6,524	2.6	788	4.4
Healthcare Services	37	6,029	2.4	216	1.2
Computer / Electronics	13	5,989	2.3	289	1.6
Post & Courier Services	8	5,579	2.2	1,167	6.6
Total	267	$88,807	34.8%	8,336	46.9%

(1)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2022, multiplied by 12.

●             UPDATES TO DIRECTORS AND EXECUTIVE OFFICERS

The following disclosure updates the disclosure in “Management—Directors and Executive Officers” section of the Prospectus and all other similar disclosure.

Changes to the Board of Directors

On January 10, 2023, James R. Mulvihill informed Ares Management Corp. and the Company that having successfully transitioned the Black Creek Group business sold to Ares Management Corp. in 2021, he is leaving to pursue other opportunities. Accordingly, he submitted his resignation as a member of our board of directors.

In connection with Mr. Mulvihill’s departure, the board of directors appointed David A. Roth as Chair of the board of directors effective immediately. In addition, and in order to fill the vacancy created by Mr. Mulvihill’s departure, the board of directors appointed Jay W. Glaubach as a director effective January 10, 2023. Mr. Glaubach will hold office until his successor is duly elected or appointed and qualifies or until his earlier death, resignation or removal in the manner set forth in the Company’s bylaws.

Mr. Glaubach, age 46, is a Partner in AREG and Co-Head of US Real Estate Investments, positions he has held since July 2018 and January 2022, respectively. He has also been a member of the AREG Investment Committee and the Chairman of the AREIT Advisors Committee since August 2014 and January 2022, respectively. Since October 2021, Mr. Glaubach served as the Chairman of the Business & Investment Process Subcommittee of the Ares Diversity, Equity and Inclusion Council. Mr. Glaubach joined Ares in 2014 from DLJ Real Estate Capital Partners, where he ran the Los Angeles office. He previously worked in investment banking in New York, London and Frankfurt. Mr. Glaubach has served on the Board of Directors of Montage Hotels & Resorts from 2015 to 2019 and as an Adjunct Professor of Real

Estate at the University of Southern California from 2012 to 2016. He holds a B.A., magna cum laude, from Harvard College, a J.D., magna cum laude, from Harvard Law School and an M.B.A. from Harvard Business School.

Changes to our Executive Officers

Additionally, on January 10, 2023, Mr. Rajat Dhanda informed the Company that although he will continue as a member of the board of directors, he will step down as Partner, Co-President of the Company. In connection with this announcement, on January 10, 2023, the board of directors appointed Mr. Glaubach as Partner, Co-President of the Company effective immediately. Jeffrey W. Taylor will continue to serve as Partner, Co-President and principal executive officer of the Company.

On January 10, 2023, Gregory M. Moran informed the Company that, in order to pursue other opportunities, he has resigned as Chief Investment Officer effective immediately. Mr. Moran’s primary duties will be assumed by the Company’s Co-President, Mr. Glaubach.

●             UPDATES TO SHARE REDEMPTION PROGRAM

The following disclosure updates the similar information in the “Description of Capital Stock—Share Redemption Program” section of the Prospectus and all similar information:

In connection with the changes to our officers and directors described above, on January 10, 2023, a majority of the independent directors designated Michael J. Blum, Rajat Dhanda, Jay W. Glaubach, Andrew E. Holm, and David A. Roth as the “key persons” under our share redemption program.

●             EXPERTS

The statements included in this Supplement under the section titled “December 31, 2022 NAV Per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.